File Pursuant to Rule 433
Free Writing Prospectus dated December 4, 2014
Registration No. 333-198517

AERCAP HOLDINGS N.V.
FREE WRITING PROSPECTUS

This free writing prospectus should be read together with the preliminary prospectus supplement dated December 1, 2014 (the “Preliminary Prospectus Supplement”), relating to the offering (the “Offering”) by Waha AC Coöperatief U.A. (“Waha”) of 14,923,305 of its ordinary shares of AerCap Holdings N.V. (the “Company”) in connection with the Company’s registration statement on Form F-3, which became automatically effective on September 2, 2014 (File No. 333-198517). The following information supplements and updates the information contained in the Preliminary Prospectus Supplement.

On December 4, 2014, Waha issued a press release announcing that it has entered into a hedging transaction on approximately 12 million of the Company’s ordinary shares that it holds and that it has concurrently sold three million of the Company’s ordinary shares. Excerpts from the press release are attached hereto as Annex A.

The Company has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement), with the SEC for the Offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and the other documents the Company has filed with the SEC for more complete information about the Company and the Offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.

Annex A

Waha Capital enters into second hedging and financing transaction over 12 million AerCap shares, and sells 3 million shares

−	Sells 3 million shares and locks in the value on approximately 12 million AerCap shares at a minimum price of $37.11 per share, subject to certain adjustments, which is higher than its carrying value
−	Exposure to AerCap is now fully hedged within a structure that allows for future upside participation up to an average of $52.22 per share

Abu Dhabi, 4 December 2014 -- Waha Capital, a leading Abu Dhabi-based investment company, has sold three million shares in New York-listed AerCap Holdings N.V. (“AerCap”) and entered into its second hedging and financing transaction on its remaining unhedged shares in the world’s largest independent aircraft leasing company.

The hedging transaction on the remaining portion of Waha Capital’s overall holding in AerCap --approximately 12 million shares -- follows a similar transaction executed in September 2014 on half of its holding. The strategy limits downside equity market risk for Waha Capital, and provides additional funding to be used for further investments.

Through the hedging transaction, Waha Capital has effectively locked in the value of 12 million AerCap shares at a minimum price of $37.11 per share, subject to certain adjustments. This transaction allows Waha Capital to benefit from share price appreciation in AerCap up to an average maximum price of $52.22 per share. AerCap’s share price was $43.40 at close of New York trading on 1 December 2014.

The company also concurrently sold three million shares in AerCap – representing 10% of Waha Capital’s overall holding -- through a block sale transaction. As a result, Waha Capital’s beneficial ownership in AerCap was reduced to 12.6 percent from 14.1 percent.

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